EXHIBIT 12

PUBLIC SERVICE COMPANY OF OKLAHOMA
Computation of Ratios of Earnings to Fixed Charges
(in thousands except ratio data)
						Twelve	Six
						Months	Months
	Year Ended December 31,					Ended	Ended
	2002	2003	2004	2005	2006	6/30/2007	6/30/2007
EARNINGS
Income (Loss) Before Income Taxes	$63,443	$91,728	$45,351	$88,378	$52,847	$15,306	$(26,669)
Fixed Charges (as below)	42,377	46,787	39,475	36,762	44,769	51,386	27,521
Total Earnings	$105,820	$138,515	$84,826	$125,140	$97,616	$66,692	$852

FIXED CHARGES
Interest Expense	$40,422	$44,784	$37,957	$34,094	$40,778	$46,177	$24,168
Credit for Allowance for Borrowed Funds Used During Construction	673	451	280	668	1,491	2,709	2,103
Trust Dividends	(186)	(93)	(62)	-	-	-	-
Estimated Interest Element in Lease Rentals	1,468	1,645	1,300	2,000	2,500	2,500	1,250
Total Fixed Charges	$42,377	$46,787	$39,475	$36,762	$44,769	$51,386	$27,521

Ratio of Earnings to Fixed Charges	2.49	2.96	2.14	3.40	2.18	1.29	0.03

For the six months ended June 30, 2007, the Earnings to cover Fixed Charges was deficient by $26,669,000.